CRAFTY ADMIRAL ENTERPRISES, INC.
              1608 Yew Street #403
             Vancouver, B.C., Canada V6K 3E7
                   (604) 612-4847



July 3, 2002

Elaine Wolff, Special Counsel
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 0409
Washington, D.C. 20549-0409


RE:  Crafty Admiral Enterprises, Ltd.
     Form 10SB, Filed April 9, 2002
     Registration No. 0-49725

Dear Ms. Wolff:

Please consider this letter written request for withdrawal of the Form 10SB12(g) registration statement, filed by Crafty Admiral Enterprises, Ltd. on April 9, 2002. Based, in part, upon the comments and concerns in your response letter, the company has decided to wait until the website is completely developed and launched before re-filing the Form 10, at which time we will be better able to address all of your concerns.

Thank you for your kind cooperation and assistance in this matter.

Very truly yours,
/s/ Lawrence Siccia,
President


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